Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Stock Owned

BevCo Sales, Inc.	Delaware	100%
Beverage Corporation International, Inc.	Delaware	100%
Big Shot Beverages, Inc.	Delaware	100%
Everfresh Beverages, Inc.	Delaware	100%
Faygo Beverages, Inc.	Michigan	100%
Home Juice Corp.	Delaware	100%
National Beverage Vending Company	Delaware	100%
National Retail Brands, Inc.	Delaware	100%
NewBevCo, Inc.	Delaware	100%
NutraFizz Products Corp.	Delaware	100%
PACO, Inc.	Delaware	100%
Shasta, Inc.	Delaware	100%
Shasta Beverages, Inc.	Delaware	100%
Shasta Beverages International, Inc.	Delaware	100%
Shasta Sales, Inc.	Delaware	100%
Shasta Sweetener Corp.	Delaware	100%
Shasta West, Inc.	Delaware	100%
Sundance Beverage Company	Delaware	100%